SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 22, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosures:

Nokia stock exchange release dated September 22, 2016: Nokia has launched its public buy-out offer for all the securities of Alcatel-Lucent that it does not own; Squeeze-out expected to occur on October 6, 2016

STOCK EXCHANGE RELEASE September 22, 2016

Nokia has launched its public buy-out offer for all the securities of Alcatel-Lucent that it does not own; Squeeze-out expected to occur on October 6, 2016

Nokia Corporation

Stock Exchange Release

September 22, 2016 at 10:30 (CET +1)

Nokia has launched its public buy-out offer for all the securities of Alcatel-Lucent that it does not own; Squeeze-out expected to occur on October 6, 2016

Espoo, Finland — Following the clearance decision of Nokia’s public buy-out offer in cash followed by a squeeze-out in cash by the French stock market authority (Autorité des marchés financiers, “AMF”) on September 20, 2016, Nokia announced today that it has commenced the public buy-out offer pursuant to which it proposes to all holders of Alcatel-Lucent shares (the “Shares”), bonds convertible into new or exchangeable for existing Alcatel-Lucent shares due on January 30, 2019 (the “2019 OCEANEs”), and bonds convertible into new or exchangeable for existing Alcatel-Lucent shares due on January 30, 2020 (the “2020 OCEANEs”, and together with the 2019 OCEANEs, the “OCEANEs”) to acquire their securities (the “Public Buy-Out Offer”). The Public Buy-Out Offer will be followed by a squeeze-out of the Shares and OCEANEs not tendered into the Public Buy-Out Offer (the “Squeeze-Out”, and together with the Public Buy-Out Offer, the “Offer”), in accordance with the General Regulation of the AMF.

The financial terms of the Public Buy-Out Offer are as follows:

•                  EUR 3.50 per Alcatel-Lucent Share;

•                  EUR 4.51 per 2019 OCEANE; and

•                  EUR 4.50 per 2020 OCEANE.

In the Squeeze-Out, the Shares and OCEANEs not tendered into the Public Buy-Out Offer will be transferred to Nokia for the same consideration as the above-mentioned consideration of the Public-Buy-Out Offer, net of all costs.

The Offer is made exclusively in France and in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) and, to the extent applicable, Rule 13e-4(h)(8) of the U.S. Securities Exchange Act of 1934. Holders of Alcatel-Lucent Shares and OCEANEs located outside of France and the United States may not participate in the Public Buy-Out Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to do so.

The Public Buy-Out Offer will be open for 10 trading days, from September 22, 2016 until October 5, 2016 (inclusive), and the Squeeze-Out will be implemented on October 6, 2016. These dates were confirmed on September 21, 2016 by the AMF in its notice of opening and timetable of the Offer, after Nokia and Alcatel-Lucent had filed their respective “other information” documents relating, in particular, to their legal, financial and accounting characteristics.

Documentation relating to the Offer, which includes Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) and Nokia’s and Alcatel-Lucent’s respective “other information” documents, is available on the AMF website (www.amf-france.org), on Nokia’s website (http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction), and on Alcatel-Lucent’s website (www.alcatel-lucent.com).

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives. With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect”, “will” and similar expressions. These forward-looking statements include statements relating to: the opening and expected timetable of the Public Buy-Out Offer; and the expected implementation date of the Squeeze-Out. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: AMF’s regulation of the Offer as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to Nokia’s Public Buy-Out Offer followed by a Squeeze-Out for all of the ordinary shares and OCEANE convertible bonds of Alcatel-Lucent. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares or OCEANE convertible bonds of Alcatel-Lucent, nor is it a substitute for Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) filed by Nokia with, and which received visa No. 16-438 from the AMF on September 20, 2016 (as amended and supplemented from time to time, the “Offer Document”). The Public Buy-Out Offer followed by a Squeeze-Out is being made only through the Offer Document.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE OFFER DOCUMENT AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT MAY FURNISHED OR FILE WITH THE SEC OR AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC BUY-OUT OFFER FOLLOWED BY A SQUEEZE-OUT.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Offer Document and other documents referred to above, if furnished by Nokia or Alcatel-Lucent with the SEC, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) which received from the AMF the visa No. 16-438 date September 20, 2016 and contains detailed information with regard to the Public Buy-Out Offer followed by a Squeeze-Out, as well as Nokia’s and Alcatel-Lucent’s respective “other information” documents relating in particular to their legal, financial and accounting characteristics, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal